AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

NOVASTAR FINANCIAL, INC.

The following amendment to the Amended and Restated Bylaws of NovaStar Financial, Inc. was adopted by the Board of Directors on March 10, 2009.

Section 1 of Article I of the Amended and Restated Bylaws of NovaStar Financial, Inc. is amended in its entirety to read as follows:

“SECTION 1.  Annual Meeting.  An annual meeting of stockholders of the Corporation for the purpose of electing directors and transacting such other business as may properly come before the meeting shall be held each year on such date and at such time as shall be designated by the Board of Directors.  Meetings of stockholders shall be held at the principal office of the Corporation or at such other place within the United States as shall be stated in the notice of the meeting.”